Exhibit 12.1

Statement of Computation of Ratios

	Years Ended December 31,
	2013	2014	2015	2016	2017
	(dollars in thousands)
Fixed charges:
Interest expense	$5,416	$4,450	$6,044	$5,586	$7,065
Amortization of debt discount and related expenses	295	125	935	1,166	1,187
Estimate of interest within rental expense	1,717	1,968	2,450	1,885	2,104
Total fixed charges	$7,428	$6,543	$9,429	$8,637	$10,356

Earnings available for fixed charges:
Income (loss) from continuing operations before taxes	$(15,721)	$562	$3,425	$(6,729)	$(6,331)
Add: Fixed charges	7,428	6,543	9,429	8,637	10,356
Add: Amortization of capitalized interest	—	—	—	15	20
Add: Distributed income of equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	(315)	(362)	—
Total earnings available for fixed charges	$(8,293)	$7,105	$12,539	$1,561	$4,045

Ratio of earnings to fixed charges(1)(2)	N/A	1.09	1.33	N/A	N/A

Deficit of earnings to fixed charges(2)	$15,721	N/A	N/A	$7,076	$6,311

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus equity in investments and less net income attributable to non-controlling interests. Fixed charges consist of interest, amortization of debt fees and that portion of rent deemed representative of interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

(2) In 2013, 2016 and 2017, we incurred losses from operations or our earnings were insufficient to cover our fixed charges. As a result, the ratio of earnings to fixed charges is not calculated for these periods as the ratio would be less than 1:1.